June 23, 2022VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention: Mr. Karl Hiller, Accounting Branch Chief

Mr. Mark Wojciechowski, Staff Accountant

Ms. Liz Packebusch, Staff Attorney

Mr. Kevin Dougherty, Staff Attorney

Mr. John Coleman, Mining Engineer

Re: Santa Fe Gold Corporation

Registration Statement on Form 10-12g

Filed Originally filed on May 14, 2021,

withdrawn and refilled on July 20, 2021,

            withdrawn and refilled on June 14, 2022

File No. 000-20430

To the Reviewing Staff Members of the Commission:

On July 20, 2022, the Registrant filed an updated Form 10-12g with updated unaudited financial statements and the Registrant prepared both answers to the comments as well amendments to the filed previous filed Registration Statement filed on May 14, 2022. After approximately 15 days the Staff provided a comment letter to the Registrant’s CFO, Steve Antol.  Registrant prepared its answers and an amended Form 10-12g that addressed the comments in their August 4, 2021 correspondence. The Registrant  prepared both answers to the comments as well amendments to the Registration Statement and was edgarizing as the 134-day period occurred and the included current unaudited financial statements became stale within the submitted filing. Subsequently the  Registrant submitted a withdrawal request for the Registration Statement.

This letter is in response to the Staff’s letter dated August 04, 2021 to Steve Antol, the Registrant’s Chief Financial Officer and Director. The Staffs’ comments are addressed below and incorporated in the Registration Statement of Santa Fe Gold Corporation filed on Form 10-12g with the Commission on June 14, 2022, and the responses are referenced to the Form 10-12g filed on July 20, 2021.

Form 10-12g filed July 20, 2021

Item 3. Properties, page 35

1.Comment

Please revise to clarify the number of patented mining claims related to your Jim Crow Imperial project.  For example, on page 35 you reference 8 patented claims related to the Jim Crow Imperial Mine and on page 37 you reference seven patented claims related to the Jim Crow mine.

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Response

In regards to the Commission Staff’s Comment Number 1,the correct number of patented claims on page 37 has been corrected to 8 patented claims.

2.Comment

We note your disclosure beginning on page 49 related to the concept of qualified person and the use of the term certified with respect to exploration results.  Please note that Item 1302(a)(1) of Regulation S-K does not use the term certified with regard to the disclosure requirements, though specifies that disclosures of exploration results, mineral resources, or mineral reserves must be based on and accurately reflect information and supporting documentation "prepared by a qualified person, as defined in §229.1300." Under Item 1302(a)(1) of Regulation S-K, historical exploration work may be disclosed in technical reports, property disclosures, or other summaries of work, provided that information is based upon work prepared by a qualified person. Please revise your disclosures to remove the term certified as used in the context of describing the role of a qualified person, with respect to exploration results, and to clarify your intentions with respect to retaining a qualified person.

Response

In regards to the Commission Staff’s Comment Number 2, reference to the term certified beginning on page 49 has been removed and replaced with proper terminology as defined in §229.1300. References referring to the term certified, have been removed describing the role of a qualified person, with respect exploration results. It is the Registrants intention to retain a qualified person, as defined in §229.1300, when the Registrants operations require these services and the related reporting disclosure requirements.

Summary Compensation Table, page 52

3. Comment

We note your response to prior comment 5. We note further that your amended summary compensation table reports $30,000 in compensation for Mr. Adair for the period ended June 30, 2020, however, the Director's Agreement in Exhibit 10.8 reports $75,000 in compensation for this period. Please reconcile your disclosures.

Response

With respect to the Commission Staff’s Comment Number 3, the amended summary compensation table was corrected to reflect three months compensation for Mr. Adair of $75,000 for the period ended June 30, 2020.

Annual Financial Statements, page F-1

4.Comment

Please update your filing to include audited financial statements for the year ended June 30, 2021 prior to the effective date and upon filing any amendment on or after August 17, 2021 to comply with Rule 8-08(b) of Regulation S-X.

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Response

With respect to the Commission Staff’s Comment Number 4, the Registrants filing made in the Form 10-12g filing on June 14, 2022, the financial statements included therein are the audited financial statements for the fiscal years ended June 30, 2021 and 2020, and the unaudited financial statements for the nine months ended March 31, 2022 and 2021.

Note 16 - Summary of Gain on Debt Extinguishment, page F-23

5.Comment

We have read your response to prior comment 8 and note your explanation for the extinguishment of approximately $12.5 million of the $20 million of indebtedness outstanding on senior notes and unsecured claims that were reinstated after the dismissal of your bankruptcy petition in June 2016.

Please provide us with details regarding the current status of the liabilities referenced above and not de-recognized based on the legal opinions, including descriptions and dates of any settlement, exchange or payment agreements, for any amounts in the remaining $7.5 million of indebtedness.

Response

In regards to the Commission Staff’s Comment Number 5, see Exhibit I attached to this review response.

6.Comment

We have read your responses to prior comments 7 and 8 and the two legal opinions provided, regarding your de-recognition of liabilities based on the statute of limitations in British Columbia, Canada. We note the opinions express different conclusions as to whether the circumstances would constitute a manner of defense or would preclude a counterparty from initiating a claim, and that neither state, that a court would grant a declaratory judgement releasing you and your consolidated subsidiaries from the liabilities if presented with the legal arguments.  We also note that you have not addressed the accounting criteria in FASB ASC 405-20-40-1(b), nor identified in your filing the law firms rendering the opinions. As written, the opinions do not appear to adequately support the accounting that you have applied.

Revise your financial statements to report the liabilities that had been derecognized based on these opinions. Alternatively, provide revised opinions that address the concerns identified above.

Response

With respect to the Commission Staff’s Comment Number 6, the Registrant has revised and restated the financial statements for their fiscal years ending June 30, 2019 and 2020. These restatements included reinstatement of the derecognized liabilities and the required quarterly

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adjustments to the derecognized liabilities on a go forward basis in all financial reporting from June 30, 2019 through the current financial statements presented in the Form 10-12g filed on June 14, 2022.

Exhibits

7.Comment

Please file an executed copy of the Billali Mine, LLC and JC Imperial, LLC Purchase Agreement at Exhibit 10.1. In this regard, we note an executed copy of such agreement that was previously filed as Exhibit 10.1 to your January 7, 2019 Form 8K. The exhibit filed with the 8-K reflects execution by the buyer on January 4, 2018, but execution by the seller on January 4, 2019. Please provide an explanation for the discrepancy in these dates and clarify the effective date of the agreement.

Response

In regards to the Commission Staff’s Comment Number 7, the Registrant has replaced Exhibit 10.1 with the properly dated and executed copy of the Billali Mine, LLC and JC Imperial, LLC Purchase Agreement in the filing of the Registrants Form 10-12g filed on June 14, 2022.

In the Registrants January 07, 2019 Form 8-K filing, the exhibit filed with the 8-K reflects execution date by the buyer as of January 04, 2018, with the seller and buyer signing the purchase agreement on January 04, 2019.

The transaction took place in the first week of 2019 and the seller made a clerical typo error on the Agreement execution date (still used to 2018) and signed it with the wrong year date. Mineral Acquisitions was established on December 17, 2018 and could not have signed any agreement in January 2018.

Subsequently, the Registrant corrected the Agreement execution date to January 04, 2019, after the error was detected, and send a corrected copy to the seller, but a new 8-K to establish the correct execution date was not filed by the Registrant.

Respectfully Submitted,

Santa Fe Gold Corporation

S. J Antol

Stephen J. Antol

Chief Financial Officer, Director

Office: 505-255-4852             Fax: 888-253-9245

SANTA FE GOLD								EXHIBIT I
NON-DERECOGNIZED BK DEBT TRANSACTIONS FROM 6/30/2016 TO 6/30/2021- Audited
							Debt
Accrued Liabilities	SF Gold	AZCO	TLMC	SFBB	Min Acq	Total	Derecognized	Total	Fiscal Yr. F/S
Balances 6/30/2016	2,285,156	-	348,502	745,151		3,378,809	3,415,175	6,793,984	6/30/2016
Interest on litigaion debt		-	49,884	-		49,884
Trust Payments on N/P, lit debt	(101,685)	-	(28,290)	-		(129,975)
Accrued interest - N/P	134,406	-	22,931	176,394		333,731
Accrued interest - Convert. N/P	163,848	-	-	-		163,848
Trust payment accrd interest	(196,569)	-	-	-		(196,569)
Laws expense accrual	33,679	-	-	-		33,679
Annual change in VVP obligation	-	-	-	-		-	(291,166)	(291,166)
Decrease in accrued accounting	-	-	-	(1,443)		(1,443)
Increase in property tax	-	-	38,000	-		38,000
(Decrease) in P/R burden	(49,461)	-	(2,097)	-		(51,558)
(Decrease) in accrued interest	(453,382)	-	-	-		(453,382)
Balances 6/30/2017	1,815,992	-	428,930	920,102		3,165,024	3,124,009	6,289,033	6/30/2017
Annual change in VVP obligation							30,414	30,414
Change in accrued interest	466,474		41,381	176,391		684,246		684,246
Change in P//R burden	(63,084)					(63,084)		(63,084)
Laws accrual paid	(33,679)					(33,679)		(33,679)
Balances 6/30/2018	2,185,703	-	470,311	1,096,493		3,752,507	3,154,423	6,906,930	6/30/2018
Annual change in VVP obligation							588,082	588,082
Change in accrued interest	324,853		41,384	176,394		542,631		542,631
Accrued consulting	10,000					10,000		10,000
Balances 6/30/2019	2,520,556	-	511,695	1,272,887		4,305,138	3,742,505	8,047,643	6/30/2019
Annual change in VVP obligation							1,331,946	1,331,946
Change in accrued interest	429,519		41,433	176,393		647,345		647,345
Write off of accrual				(38,137)		(38,137)		(38,137)
Corrrect property taxaccrual			(253,523)			(253,523)		(253,523)
Accrued Vacation pay	35,617				16,492	52,109		52,109
Accrued mine related costs					39,000	39,000		39,000
Accrued director, CEO fees	75,000					75,000		75,000
Decrease in P/R burden	(3,991)					(3,991)		(3,991)
Increase in other accrued	9,000					9,000		9,000
Decrease in franchise fees	(1,505)					(1,505)		(1,505)
Balances 6/30/2020	3,064,196	-	299,605	1,411,143	55,492	4,830,436	5,074,451	9,904,887	6/30/2020
Annual change in VVP obligation							(18,360)	(18,360)
Change in accrued interest	426,323		41,383	176,391		644,097		644,097
Accrued Vacation pay					6,459	6,459		6,459
Accrued mine related costs					29,000	29,000		29,000
Accued audit fees	55,600					55,600		55,600
Adjustment to franchise taxes	(3,272)					(3,272)		(3,272)
Increase in P/R burden	131,877					131,877		131,877
Decrease in BK P/R burden	(5,378)					(5,378)		(5,378)
Decrease in accrued vacation pay	(22,554)					(22,554)		(22,554)
Accrued director, CEO fees	300,000					300,000		300,000
Increase in other accrued	8,000					8,000		8,000
Balances 6/30/2021	3,954,792	-	340,988	1,587,534	90,951	5,974,265	5,056,091	11,030,356	6/30/2021